UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Avolon Holdings Limited

(Name of Issuer)

Common Shares, $0.000004 par value

(Title of Class of Securities)

G52237107

(CUSIP Number)

Global Aviation Leasing Co., Ltd.

c/o Corporate Secretary

HNA Plaza, 20/F, 26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Telephone: 86-10-5758-3682

with a copy to:

Pran Jha

Ted G. Kamman

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52237107

1.	Name of reporting person: Global Aviation Leasing Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 66,026,698 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 66,026,698 (1)
11.	Aggregate amount beneficially owned by each reporting person 66,026,698 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 80.1% (2)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of 66,026,698 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because Global Aviation Leasing Co., Ltd. (“GALC”) may be deemed to have beneficial ownership of such shares as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GALC that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by GALC.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of September 1, 2015 (based on the representation by the Issuer in the Merger Agreement (as defined in the Introduction to this Amendment No. 2)).

CUSIP No. G52237107

1.	Name of reporting person: Bohai Leasing Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 66,026,698 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 66,026,698 (1)
11.	Aggregate amount beneficially owned by each reporting person 66,026,698 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 80.1% (2)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of 66,026,698 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because Bohai Leasing Co., Ltd. (“Parent”) may be deemed to have beneficial ownership of such shares as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by Parent.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of September 1, 2015 (based on the representation by the Issuer in the Merger Agreement (as defined in the Introduction to this Amendment No. 2)).

CUSIP No. G52237107

1.	Name of reporting person: HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 66,026,698 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 66,026,698 (1)
11.	Aggregate amount beneficially owned by each reporting person 66,026,698 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 80.1% (2)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of 66,026,698 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because HNA Group Co., Ltd. (“HNA Group”) may be deemed to have beneficial ownership of such shares as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by HNA Group that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by HNA Group.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of September 1, 2015 (based on the representation by the Issuer in the Merger Agreement (as defined in the Introduction to this Amendment No. 2)).

Introduction

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“GALC”), Bohai Leasing Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (“Parent”), and HNA Group Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (“HNA Group” and, together with Parent and GALC, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on July 23, 2015 (as amended by the Combined Schedule TO and Amendment No. 1 to Schedule 13D, filed by certain of the Reporting Persons with the SEC on July 31, 2015, the “Original Statement” and together with this Amendment No. 2, this “Schedule 13D”) relating to the Common Shares, par value $0.000004 per share (the “Shares”), issued by Avolon Holdings Limited (the “Issuer”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Statement. Unless the context requires otherwise, all capitalized terms used herein shall have the same meaning as set forth in the Original Statement. This Amendment No. 2 is being filed in connection with the termination of the Offer on September 3, 2015 and subsequent execution of the Merger Agreement, dated as of September 3, 2015, by and among Parent, Mariner Acquisition Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of GALC (“Merger Sub”), and the Issuer (the “Merger Agreement”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

On September 3, 2015, GALC and Parent terminated the Offer, and GALC, Parent and the Company terminated the Investment Agreement. As a result of the termination of the Investment Agreement, the Agreement to Tender automatically terminated in accordance with its terms. As a result of such terminations, the Reporting Persons ceased to be deemed to have beneficial ownership of the 16,485,722 Shares reported pursuant to the Original Statement.

Subsequently on September 3, 2015, Parent, Merger Sub and the Company entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement, and as an inducement for (i) Parent and Merger Sub to enter into the Merger Agreement, (ii) HNA Group to enter into the Guarantee (as defined in Item 4 below) and (iii) the Parent Shareholders (as defined in Item 4 below) to enter into the Parent Voting Agreement (as defined in Item 4 below), certain shareholders of the Issuer (the “Supporting Shareholders”) entered into a Voting Agreement (the “Supporting Shareholder Voting Agreement”) with Parent and Merger Sub with respect to 66,026,698 Shares beneficially owned, in the aggregate, by the Supporting Shareholders. As described in response to Item 4, such 66,026,698 Shares beneficially owned by the Supporting Shareholders have not been purchased or otherwise acquired by Parent or Merger Sub, and thus no funds were used for such purpose. None of the Reporting Persons paid any monetary consideration to the Supporting Shareholders in connection with the execution and delivery of the Supporting Shareholder Voting Agreement. For a description of the Supporting Shareholder Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

On September 3, 2015, GALC and Parent terminated the Offer, and GALC, Parent and the Company terminated the Investment Agreement. As a result of the termination of the Investment Agreement, the Agreement to Tender automatically terminated in accordance with its terms. As a result of such terminations, the Reporting Persons ceased to be deemed to have beneficial ownership of the 16,485,722 Shares reported pursuant to the Original Statement.

Subsequently on September 3, 2015, Parent, Merger Sub and the Company entered into the Merger Agreement. As an inducement for (i) Parent and Merger Sub to enter into the Merger Agreement, (ii) HNA Group to enter into the Guarantee (as defined below) and (iii) the Parent Shareholders (as defined below) to enter into the Parent Voting Agreement (as defined below), the Supporting Shareholders entered into the Supporting Shareholder Voting Agreement. The purpose of the Supporting Shareholder Voting Agreement is, as further described below, to provide support for the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On September 3, 2015, Parent, Merger Sub and the Issuer entered into the Merger Agreement.

Under the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing after the Merger as the surviving company and an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held by shareholders who shall have validly exercised, and not effectively withdrawn, failed to perfect or lost, their rights to dissent from the Merger, or dissenter rights, in accordance with the laws of the Cayman Islands) will be converted into the right to receive $31.00 in cash, without interest (the “Per Share Merger Consideration”).

The consummation of the Merger is subject to certain customary conditions, including, without limitation: (a) the approval and authorization of the Merger Agreement, the plan of merger contemplated thereby (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (including the Merger) (the “Transactions”) by a majority of at least two-thirds of the shareholders of the Issuer, as being entitled to vote, voting in person or by proxy at the meeting of the Issuer’s shareholders (including any adjournments thereof) to be held to seek such approval, at which a quorum is present in accordance with the memorandum and articles of association of the Issuer; (b) the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions (including the Merger) by the affirmative vote of a number of shares of Parent that is sufficient under Parent’s organizational documents and applicable law to approve and authorize the Merger Agreement, the Plan of Merger and the Transactions (including the Merger); (c)(i) the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (ii) the making or receipt of any necessary consents, approvals, authorizations, filings or notifications under certain competition laws of Germany, Russia and Mexico; (d) the receipt of clearance from the Shenzhen Stock Exchange with respect to the Transactions; and (e) other customary closing conditions. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement. Parent and Merger Sub’s obligations to consummate the Merger is also conditioned on the Issuer having not suffered a material adverse effect.

The Merger Agreement contains certain provisions that limit the ability of the Company to solicit competing transactions or enter into negotiations, discussion or agreements with respect thereto. The Merger Agreement also contains restrictions on the board of directors of the Company (the “Company Board”) changing its recommendation that the Company’s shareholders approve and authorize of the Merger Agreement, the Plan of Merger and the Transactions.

Pursuant to the Merger Agreement, the Company has agreed to pay to Parent a termination fee of $100 million if the Merger Agreement is terminated under the certain circumstances described in Section 8.07(a) of the Merger Agreement, and Parent has agreed to pay to the Company a termination fee of $350 million (the “Parent Termination Fee”) if the Merger Agreement is terminated under the certain circumstances described in Section 8.07(b) of the Merger Agreement.

Upon consummation of the Merger, the directors of the Company, as the surviving company, will be Jin Chuan, Wang Hao, Dómhnal Slattery and John Higgins, and the officers of the Company immediately prior to the Effective Time will be the officers of the Company, as the surviving company, in each case, unless otherwise determined by Parent and until their respective successors are duly elected or appointed and qualified or until their earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Company, as the surviving company.

The foregoing description of the Merger Agreement, the Merger and the other transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015 and incorporated herein by reference.

Parent Voting Agreement

Concurrently with the execution of the Merger Agreement, two controlled affiliates of HNA Group, HNA Capital Group Co., Ltd. and Tianjin Yanshan Equity Investment Fund Co., Ltd. (together, the “Parent Shareholders”), that own, collectively, approximately 53% of the outstanding shares of Parent, and the Issuer entered into a Voting Agreement (the “Parent Voting Agreement”). Pursuant to the Parent Voting Agreement, the Parent Shareholders agreed to vote their shares of Parent in favor of the approval of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger. The Parent Shareholders also agreed to transfer and other restrictions in respect of the Parent shares held by the Parent Shareholders consistent with the foregoing agreement to vote the Parent shares.

The Voting Agreement and will terminate upon the earliest of (i) termination of the Merger Agreement, (ii) consummation of the Merger, and (iii) the mutual agreement of the parties.

The foregoing description of the Parent Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Parent Voting Agreement, which is filed as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015 and incorporated herein by reference.

Guarantee

Concurrently with the execution of the Merger Agreement, HNA Group entered into a guarantee (the “Guarantee”), in favor of the Issuer, pursuant to which HNA Group absolutely, unconditionally and irrevocably guaranteed, on the terms and subject to the conditions set forth in the Guarantee, Parent’s obligations to pay (if and when due as provided in the Merger Agreement) the Parent Termination Fee and the aggregate Per Share Merger Consideration, together with certain related expenses (collectively the “Guaranteed Obligations”). The Guarantee will terminate as of the earliest to occur of (a) the consummation of the Merger; (b) the date that is 6 months after the termination of the Merger Agreement (subject to extension if the Issuer presents to HNA Group a notice of claim for payment under the Guarantee within such six-month period); and (c) the date that the Guaranteed Obligations have been indefeasibly performed and satisfied in full.

The foregoing description of the Guarantee and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Guarantee, which is filed as Exhibit 99.4 to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015 and incorporated herein by reference.

Supporting Shareholder Voting Agreement

Pursuant to the Supporting Shareholder Voting Agreement, the Supporting Shareholders agreed to vote all of their Shares (i) in favor of the approval of the Merger Agreement, the Plan of Merger, the Transactions and any other matter necessary to facilitate the consummation of the Transactions and (ii) unless the Company Board changes its recommendation that the Company’s shareholders approve and authorize the Merger Agreement, the Plan of Merger and the Transactions, against any competing transaction and any liquidation or winding up of the Company. The Supporting Shareholders also agreed to transfer and other restrictions in respect of the Shares held by the Supporting Shareholders consistent with the foregoing agreement to vote their Shares.

The Supporting Shareholder Voting Agreement will terminate on the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of any modification, change or amendment to the Merger Agreement without the consent of the Supporting Shareholders that is materially adverse to the Supporting Shareholders or that reduces the amount of the Per Share Merger Consideration or that changes the form of the Per Share Merger Consideration and (iv) written notice by Parent and Merger Sub to the Supporting Shareholders of the termination of Supporting Shareholder Voting Agreement.

The foregoing description of the Supporting Shareholder Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Supporting Shareholder Voting Agreement, which is filed as Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated to read in its entirety as follows:

(a) - (b) Other than Shares that may be deemed to be beneficially owned as a result of the Supporting Shareholder Voting Agreement, the Reporting Persons do not beneficially own any Shares. As a result of the Supporting Shareholder Voting Agreement, GALC, Parent and HNA Group may each be deemed, for purposes of Rule 13d-3 promulgated under the Exchange Act, to beneficially own 66,026,698 Shares. This amount of Shares represents approximately 80.1% of the issued and outstanding Shares, based on the Issuer’s representation in the Merger Agreement that there were 82,428,607 Shares issued and outstanding as of September 1, 2015. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a) - (b), no Reporting Person or, to the knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C attached hereto beneficially own any Shares.

No Reporting Person is entitled to any rights of a shareholder of the Issuer. Except to the extent that it may be deemed to by virtue of the Supporting Shareholder Voting Agreement, no Reporting Person has sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any Shares.

(c) Except for the termination of the Offer, the Investment Agreement and the Agreement to Tender, and the subsequent execution and delivery of the Merger Agreement, the Guarantee and the Supporting Shareholder Voting Agreement, and the transactions contemplated by the Merger Agreement, the Guarantee and the Supporting Shareholder Voting Agreement, neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C attached hereto, has effected any transaction in the Shares during the past 60 days.

(d) Except for the execution and delivery of the Merger Agreement, the Guarantee and the Supporting Shareholder Voting Agreement, and the transactions contemplated by those agreements, neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C attached hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) As a result of the termination on September 3, 2015 of the Offer, the Investment Agreement and the Agreement to Tender, the Reporting Persons ceased to be deemed to have beneficial ownership of the 16,485,722 Shares reported pursuant to the Original Statement. However, as reported in this Amendment No. 2, as a result of the subsequent execution of the Supporting Shareholder Voting Agreement, the Reporting Persons each may be deemed, for purposes of Rule 13d-3 promulgated under the Exchange Act, to beneficially own 66,026,698 Shares. This amount of Shares represents approximately 80.1% of the issued and outstanding Shares, based on the Issuer’s representation in the Merger Agreement that there were 82,428,607 Shares issued and outstanding as of September 1, 2015. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Merger Agreement by and among Bohai Leasing Co., Ltd., Mariner Acquisition Ltd. and Avolon Holdings Limited, dated as of September 3, 2015 (incorporated by reference to Exhibit 99.1 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015).

99.2	Voting Agreement, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and Avolon Holdings Limited, dated as of September 3, 2015 (incorporated by reference to Exhibit 99.2 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015).

99.3	Voting Agreement, by and among Bohai Leasing Co., Ltd., Mariner Acquisition Ltd. and the shareholders of Avolon Holdings Limited listed on Exhibit A thereto, dated as of September 3, 2015 (incorporated by reference to Exhibit 99.3 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015).

99.4	Guarantee, made by HNA Group Co., Ltd. in favor of Avolon Holdings Limited, dated as of September 3, 2015 (incorporated by reference to Exhibit 99.4 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2015	GLOBAL AVIATION LEASING CO., LTD.

	By:	/s/ Jin Chuan
	Name:	Jin Chuan
	Title:	Director

Date: September 8, 2015	BOHAI LEASING CO., LTD.

	By:	/s/ Jin Chuan
	Name:	Jin Chuan
	Title:	Vice-Chairman

Date: September 8, 2015	HNA GROUP CO., LTD.

	By:	/s/ Jin Chuan
	Name:	Jin Chuan
	Title:	Attorney-In-Fact

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Merger Agreement by and among Bohai Leasing Co., Ltd., Mariner Acquisition Ltd. and Avolon Holdings Limited, dated as of September 3, 2015 (incorporated by reference to Exhibit 99.1 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015).

99.2	Voting Agreement, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and Avolon Holdings Limited, dated as of September 3, 2015 (incorporated by reference to Exhibit 99.2 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015).

99.3	Voting Agreement, by and among Bohai Leasing Co., Ltd., Mariner Acquisition Ltd. and the shareholders of Avolon Holdings Limited listed on Exhibit A thereto, dated as of September 3, 2015 (incorporated by reference to Exhibit 99.3 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015).

99.4	Guarantee, made by HNA Group Co., Ltd. in favor of Avolon Holdings Limited, dated as of September 3, 2015 (incorporated by reference to Exhibit 99.4 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on September 4, 2015).